SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

HELD ON SEPTEMBER 27, 2024

DATE, TIME, AND VENUE: Meeting of Companhia de Saneamento Básico do Estado de São Paulo (“Company” or “Sabesp”) held on September 27, 2024, at 11:00 a.m., exclusively online through the Ten Meetings Platform.

CALL NOTICE: The meeting was regularly called through the Call Notice published in the business section of the Official Gazette of the São Paulo State on August 27, 28, and 29, 2024, pages 6 and 7, 4 and 4, and 3, respectively, and in the Valor Econômico newspaper on August 27, 28, and 29, 2024, pages C5, B4, and A16, respectively.

MEETING HELD IN AN EXCLUSIVELY DIGITAL MANNER: The Extraordinary Shareholders’ Meeting was held exclusively online, via the Ten Meetings platform, without prejudice to the use of the remote voting form as a means to exercise voting rights, according to CVM Resolution 81, of March 29, 2022, as amended (“CVM Resolution 81”), as previously informed by the Company on the Call Notice and on the Shareholders’ Meeting Guide. The Extraordinary Shareholders’ Meeting was recorded in full and, under paragraph 1 of Article 47 of CVM Resolution 81, the shareholders who participated in the General Meeting through the electronic system were considered as attending members and signatories of these minutes.

ATTENDANCE: Shareholders representing 76.19% of the Company’s total voting shares attended the Extraordinary Shareholders' Meeting, as confirmed by (i) the access records to the electronic platform made available by the Company; and (ii) the valid remote voting forms received through the Depository of B3 S.A. - Brasil, Bolsa, Balcão, the bookkeeping agent of the shares issued by the Company, and the forms sent directly to the Company, according to CVM Regulations. The Chair and the Secretaries formalized the registration of shareholders’ attendance based on the signatures on these minutes.

The meeting was also attended by John Emerson da Silva, Management Analyst of the Investor Information Superintendency, Virginia Tavares Ribeiro, Sustainability and Corporate Governance Superintendent, Ronaldo Carlos Leite, Denise Rita Silvestre, and Marialve de Sousa Martins, Corporate Governance Department, Juliana Kolonko Ferrara Freitas, Advisor to Sabesp’s CEO’s Office, Beatriz Helena Almeida Silva Lorenzi and Carla Cristina Mancini, Corporate Division, Carolina Alves Cardoso Santos, Consultant Department of the Legal Affairs Superintendency, Fernanda Cirne Montorfano

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Gibson, Victor Guita Campinho, and Caroline Couto Matos, members of the law firm Cescon Barrieu Advogados.

PRESIDING: Chair: Karla Bertocco Trindade. Secretaries: Marialve de Sousa Martins and Fernanda Cirne Montorfano Gibson.

PUBLICATION: The Management Proposal and other documents related to the agenda, according to applicable regulations, were made available to shareholders at the Company’s headquarters and on the websites of the Company, CVM, and B3.

AGENDA:

I. Elect the members of the Company’s Board of Directors, in line with Article 12 of the Bylaws, for a unified term of office of 2 (two) years from the election date.

II. Resolve on the eligibility of the independent members of the Board of Directors regarding the rules established in the Novo Mercado Regulations of B3 S.A. – Brasil, Bolsa, Balcão, and CVM Regulation 80/2022.

III. Elect the Company’s Fiscal Council members, in line with Article 26 of the Bylaws, for a term of office until the Annual Shareholders’ Meeting to be held in 2025.

DOCUMENT READING: The reading of the map containing the consolidation of remote votes was waived, according to paragraph 4 of Article 48 of CVM Resolution 81, and copies were made available during the meeting for consultation by the attendees.

DRAWING UP AND PUBLICATION OF THE MINUTES: Shareholders approved (i) the drawing up of these minutes in summary form, according to paragraph 1 of Article 130 of Law 6,404/76, with the right to present separate votes, which, after being received by the presiding board of this Meeting, will be filed at the Company's headquarters; and (ii) the publication of the minutes omitting shareholders’ signatures, according to paragraph 2 of Article 130 of Law 6,404/76.

VOTING LIMITATION: The number of votes presented in each resolution of this General Meeting considers the information received by the Company regarding the belonging to the Group of Shareholders (as defined in paragraph 3 of Article 6 of the Bylaws) and reflects the application of the voting limitation rules provided for in Article 6 of the Company’s Bylaws.

RESOLUTIONS: After analyzing the matters on the agenda, the shareholders resolved:

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

I. Before moving on to the election of members to the Board of Directors, the Meeting Secretary informed that the adoption of the multiple vote process was not required by shareholders holding more than 5% of the Company’s capital stock.

The following 9 (nine) members of the Board of Directors, composing the single slate, were elected for a new unified term of office of 2 (two) years, starting today (i.e., September 27, 2024), ending on September 27, 2026, under Article 12 of the Company’s Bylaws, with 58.32% of votes cast in favor, represented by 291,734,400 shares; 41.48% of votes cast against, represented by 207,519,823 shares; and 0.20% abstentions, represented by 992,279 shares:

a)	Mr. ANDERSON MARCIO DE OLIVEIRA, Brazilian, single, Lawyer, identification document (RG) number 5. 437.309 SSP-PE, individual taxpayer’s ID (CPF) number 009.741.924-90, domiciled at Rua Bela Cintra, 2.302, apto. 27, São Paulo/SP, CEP: 01415-008;
b)	Mr. AUGUSTO MIRANDA DA PAZ JÚNIOR, Brazilian, married, Electrical Engineer, identification document (RG) number 0366796120099 SSP-MA, individual taxpayer’s ID (CPF) number 197.053.015-49, domiciled at Rua Haddock Lobo, 180, apto. 192, São Paulo/SP, CEP: 01414-000;
c)	Ms. CLAUDIA POLTO DA CUNHA, Brazilian, married, Lawyer – State Attorney, identification document (RG) number 18.205.781-1 SSP/SP, individual taxpayer’s ID (CPF) number 127.276.788-43, domiciled at Alameda Jaú, 731 apto. 111, São Paulo/SP, CEP: 01420-001;
d)	Ms. KARLA BERTOCCO TRINDADE, Brazilian, married, Administrator and Lawyer, identification document (RG) number 13.205.097-3, SSP/SP, individual taxpayer’s ID (CPF) number 260.211.228-36, domiciled at Av. Higienópolis, 1048, apto.35, Consolação, São Paulo/SP, CEP: 01238-000;
e)	Mr. TIAGO DE ALMEIDA NOEL, Brazilian, married, Economist, identification document (RG) number 218731107 Detran-RJ, individual taxpayer’s ID (CPF) number 140.581.217-69, domiciled at Rua Ministro Raul Fernandes, 216 apto. 101, Rio de Janeiro/RJ, CEP: 22260-040;
f)	Mr. TINN FREIRE AMADO, Brazilian, married, Electrical Engineer, identification document (RG) number 1.536.768 SSP-DF, individual taxpayer’s ID (CPF) number 033.589.836-09, domiciled at SHIS QI 17 conjunto 2, 14 – Lago Sul, Brasília/DF, CEP: 71645-520;
g)	Mr. ALEXANDRE GONÇALVES SILVA, Brazilian, legally separated, Mechanical Engineer, identification document (RG) number 39.565.565-1 SSP/SP, individual taxpayer’s ID (CPF) number 022.153.817-87, domiciled at Rua Coronel Artur de Paula Ferreira, 132 apto. 81, São Paulo/SP, CEP: 04511-060;
h)	Mr. GUSTAVO ROCHA GATTASS, Brazilian, married, Securities Analyst, identification document (RG) number 10.605.617-9, IFP/RJ, individual taxpayer’s ID (CPF) number

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

070.302.477-95, domiciled at Av. Epitácio Pessoa, nº 4560, Rio de Janeiro/RJ, CEP: 22471-004; and

i)	Mr. MATEUS AFFONSO BANDEIRA, Brazilian, divorced, Business Administrator, identification document (RG) number 7039179523 SSP/RS, individual taxpayer’s ID (CPF) number 572.483.970-91, domiciled at Rua Barão de Ubá, 401 apto 1102, Porto Alegre/RS, CEP: 90450-090.

Accordingly, the Company's Board of Directors is now comprised of the following sitting members: Anderson Marcio de Oliveira, Augusto Miranda da Paz Júnior, Claudia Polto da Cunha, Karla Bertocco Trindade, Tiago de Almeida Noel, Tinn Freire Amado, Alexandre Gonçalves Silva, Gustavo Rocha Gattass, and Mateus Affonso Bandeira.

The compliance of the elected members’ profiles with the necessary legal and statutory requirements was certified by the Eligibility and Compensation Committee at the meetings held on August 22 and 23, 2024, under Article 31 of the Company’s Bylaws.

The Board members shall exercise their duties under the Bylaws, with a unified term of office of 2 (two) years, starting today (i.e., September 27, 2024), to be ended on September 27, 2026, and the investiture in the position shall observe the requirements, impediments, and procedures outlined in current regulations, which shall be verified by the Company upon investiture to consolidate the information provided by the elected member at the time of candidacy, under Article 147 of Law 6,404/76. The instrument of investiture (drawn up in the proper book) will be signed and the clearance statements will be filed at the Company's headquarters.

II. The following Board of Directors members were qualified as independent members of the Board of Directors for the purposes of the Novo Mercado Regulations and CVM Resolution 80:

•	Mr. Alexandre Gonçalves Silva, with 99.60% of votes cast in favor, represented by 498,262,195 shares; 0.01% of votes cast against, represented by 25,898 shares; and 0.39% of abstentions, represented by 1,955,408 shares;
•	Mr. Gustavo Rocha Gattass, with 99.83% of votes cast in favor, represented by 499,405,588 shares; 0.16% of votes cast against, represented by 817,633 shares; and 0.004% of abstentions, represented by 20,281 shares; and
•	Mr. Mateus Affonso Bandeira, with 98.61% of votes cast in favor, represented by 493,301,923 shares; 1.37% of votes cast against, represented by 6,850,643 shares; and 0.02% of abstentions, represented by 90,936 shares.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

III. The following sitting and alternate members of the Fiscal Council were elected for a unified term of office until the next Annual Shareholders’ Meeting to be held in 2025, to resolve on the financial statements for the fiscal year to be ended on December 31, 2024:

a)	ARISTÓTELES NOGUEIRA FILHO, Brazilian, single, Engineer, identification document (RG) number 67082S322 MTPS/SP, individual taxpayer’s ID (CPF) number 109.345.067-36, domiciled at Rua Anunze, 209, São Paulo/SP, CEP: 05470-010, as sitting member and VANDERLEI DOMINGUEZ DA ROSA, Brazilian, married, Accountant, identification document (RG) number 3026420368 SSP/RS, individual taxpayer’s ID (CPF) number 422.881.180-91, domiciled at Av. Bento Gonçalves, 1515, ap.1507, Porto Alegre/RS, CEP: 90650-002, as his respective alternate, with 76.16% of votes cast in favor, represented by 381,006,340 shares; 1.30% of votes cast against, represented by 6,514,642; and 22.53% of abstentions, represented by 112,718,519 shares;
b)	MARIA SALETE GARCIA PINHEIRO, Brazilian, married, Accountant, identification document (RG) number 03382245-3 IFP/RJ, individual taxpayer’s ID (CPF) number 299.484.367-68, domiciled at Rua Vereador Crispim Fonseca, 66, Rio de Janeiro/RJ, CEP: 22641-260, as sitting member and ADILSON CELESTINO DE LIMA, Brazilian, married, Accountant, identification document (RG) number 1.990.208 SDS/PE, individual taxpayer’s ID (CPF) number 303.968.164-87, domiciled at Rua Eduardo de Moraes, 1103, Olinda/PE, CEP: 53130-120, as her respective alternate, with 76.14% votes cast in favor, represented by 380,858,472 shares; 1.30% of votes cast against, represented by 6,514,642 shares; and 22.56% of abstentions, represented by 112,866,387 shares;
c)	HAMILTON VALENTE DA SILVA JUNIOR, married, Engineer, identification document (RG) number 11083056-9 IFP/RJ, individual taxpayer’s ID (CPF) number 073.700.267-01, domiciled at Rua Visconde de Pirajá, 351, 14º andar, Rio de Janeiro/RJ, CEP: 22410-906, as sitting member and DORGIVAL SOARES DA SILVA, Brazilian, married, Administrator, identification document (RG) number 1.254.781 SSP/PE, individual taxpayer’s ID (CPF) number 101.890.684-34, domiciled at Av. Brigadeiro Faria Lima, 1571, 7° andar, Pinheiros, CEP 01452-918, as his respective alternate, with 76.14% of votes cast in favor, represented by 380,858,472 shares; 1.30% of votes cast against, represented by 6,514,642 shares; and 22.56% abstentions, represented by 112,866,387 shares;
d)	DAVID POLESSI DE MORAES, Brazilian, married, Economist, identification document (RG) number 28.182.717-5 SSP/SP, individual taxpayer’s ID (CPF) number 262.325.938-04, domiciled at Rua Moisés Abaid, 155 ap.22-B, Jundiaí/SP, CEP: 13202-500, as sitting member and CAMILA ROCHA CUNHA VIANA, Brazilian, married, Lawyer (State Attorney), identification document (RG) number 11661357-1 Detran/RJ, individual taxpayer’s ID (CPF) number 119.698.767-00, domiciled at Av. Professor Frederico Hermann Junior, 345, Alto de

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Pinheiros, São Paulo/SP, CEP 05459-900, as his respective alternate, with 98.49% of votes cast in favor, represented by 492,707,560 shares; 1.30% of votes cast against, represented by 6,514,642 shares; and 0.20% abstentions, represented by 1,017,299 shares; and

e)	GISOMAR FRANCISCO DE BITTENCOURT MARINHO, Brazilian, married, Economist, identification document (RG) number 05624530-1 IFP/RJ, individual taxpayer’s ID (CPF) number 804.095.557-20, domiciled at Av. dos Flamboyants da Península, 300, bloco 1 ap.1501, Rio de Janeiro/RJ, CEP: 22776-070, as sitting member and SAULO DE TARSO ALVES DE LARA, Brazilian, married, Administrator and Accountant, identification document (RG) number 8.180.810-0 SSP/SP, individual taxpayer’s ID (CPF) number 678.691.498-53, domiciled at Rua Gabriele D’Annunzio, 330 ap.101, São Paulo/SP, CEP: 04619-001, as his respective alternate, with 76.14% of votes cast in favor, represented by 380,858,472 shares; 1.30% of votes cast against, represented by 6,514,642 shares; and 22.56% of abstentions, represented by 112,866,387 shares.

Accordingly, the Fiscal Council shall be composed of the following members: (i) Aristóteles Nogueira Filho (sitting) and Vanderlei Dominguez da Rosa (alternate); (ii) Maria Salete Garcia Pinheiro (sitting) and Adilson Celestino de Lima (alternate); (iii) Hamilton Valente da Silva Junior (sitting) and Dorgival Soares da Silva (alternate); (iv) David Polessi de Moraes (sitting) and Camila Rocha Cunha Viana (alternate); and (v) Gisomar Francisco de Bittencourt Marinho (sitting) and Saulo de Tarso Alves de Lara (alternate).

The compliance of the elected members’ profiles with the necessary legal and statutory requirements was certified by the Eligibility and Compensation Committee at the meeting held on August 23, 2024, under Article 31 of the Company’s Bylaws.

The Fiscal Council members herein elected shall exercise their duties until the next Annual Shareholders’ Meeting and the investiture in the position shall observe the requirements, impediments, and procedures outlined in current regulations, which shall be verified by the Company upon investiture to consolidate the information provided by the elected member at the time of candidacy, under Articles 147 and 162 of Law 6,404/76. The instrument of investiture (drawn up in the proper book) will be signed and the clearance statements will be filed at the Company's headquarters.

CLOSURE AND SIGNATURE OF THE MINUTES: There being no further matters to address, the Chair adjourned the Extraordinary Shareholders’ Meetings and these minutes were drawn up, read, approved, and signed by the Chair and Secretaries. The Chair and the Secretaries of the Presiding Board, according to paragraphs 1 and 2 of Article 47 of CVM Resolution 81, recorded the shareholders who participated in the Meetings through remote voting forms and through the digital platform made available by the Company, according to the attendance list available in ATTACHMENT I.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

This is a free English translation of the minutes drawn up in the Book of Minutes of the Company’s Shareholders’ Meetings.

São Paulo, September 27, 2024.

Presiding:

KARLA BERTOCCO TRINDADE Chair
MARIALVE DE SOUSA MARTINS Secretary
FERNANDA CIRNE MONTORFANO GIBSON Secretary

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ATTACHMENT I

Attending shareholders list

Pursuant to paragraphs 1 and 2 of article 47 of the Brazilian Securities and Exchange Commission (CVM) Resolution 81, of March 29, 2022, as amended and in force, the shareholders attending the Meeting are considered signatories to the minutes.

Shareholders attending the Extraordinary Shareholders' Meeting through the electronic participation system:

Aristoteles Nogueira

Augusto Miranda da Paz Junior

Represented by Bruna Tapié Gabrielli:

Estado de São Paulo

Represented by Edward Wygand:

ABSOLUTO PARTNERS MASTER PREV FUNDO DE INVESTIMENTO EM AÇÕES, ABSOLUTO PARTNERS INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE AÇÕES, ABSOLUTO PARTNERS MASTER FUNDO DE INVESTIMENTO DE AÇÕES, ABSOLUTO PARTNERS INSTITUCIONAL II MASTER FUNDO DE INVESTIMENTO DE AÇÕES, AP LS MASTER FUNDO DE INVESTIMENTO DE AÇÕES

Represented by MARCOS HIDEO YOSHIKAWA MATSUTANI:

ASTER PREV A FIFE FIF ACOES RESP LTDA, ASTER INSTITUCIONAL MASTER FIA, ASTER INSTITUCIONAL A FIA, ASTER MASTER FIA Q, ASTER MASTER FIA G BDR NIVEL I

Represented by Anderson Carlos Koch:

CANDRIAM EQUITIES L, LCL ACTIONS EMERGENTS, ITAU MOMENTO IQ ACOES FUNDO DE INVESTIMENTO, BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE, ITAÚ IBRX ATIVO MASTER FIA, ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI, ITAÚ ASGARD INSTITUCIONAL AÇÕES FUNDO DE INVESTIMENTO, ITAU PHOENIX ACOES FI, ONEMARKETS FUND, ITAÚ MOMENTO II AÇÕES FUNDO DE INVESTIMENTO, ITAÚ DUNAMIS MASTER FUNDO DE INVESTIMENTO EM AÇÕES, STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS, VAM FUNDS (LUX) - EMERGING MARKETS GROWTH FUND, ITAÚ GOVERNANÇA CORPORATIVA AÇÕES FUNDO DE INVESTIMENTO SUSTENTÁVEL, ITAU CAIXA ACOES FI, STICHTING BEDRIJFSTAKPENSIOENFONDS V H S, A,ENGLASZETBEDRIJF, IT NOW IBOVESPA FUNDO DE ÍNDICE, LONG BIAS FUNDO DE INVESTIMENTO EM AÇÕES, ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA, ITAÚ ARTAX MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI,

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ITAÚ BALANCEADO ATIVO FMP - FGTS CARTEIRA LIVRE, AMUNDI INDEX SOLUTIONS, AMUNDI FUNDS, ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO, BNP PARIBAS FUNDS EMERGING MARKETS CLIMATE SOLUTIONS, ITAÚ ASGARD AÇÕES FUNDO DE INVESTIMENTO, AMSELECT - VONTOBEL GLOBAL EQUITY EMERGING, ITAÚ S&P B3 LOW VOLATILITY FUNDO DE INVESTIMENTO EM AÇÕES, ITAÚ INFLATION EQUITY OPPORT AÇÕES, ITAÚ PREVIDÊNCIA IBRX FIA, IT NOW IGCT FUNDO DE INDICE, ITAU IBOVESPA ATIVO MASTER FIA, ITAÚ MASTER MOMENTO AÇÕES FUNDO DE INVESTIMENTO, ITAÚ INDEX AÇÕES IBOVESPA FI, ITAÚ INFLATION EQUITY OPPORTUNITIES MULTIMERCADO FUNDO DE INVESTIMENTO, IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE, ITAÚ AÇÕES DIVIDENDOS FI, ITAU INDEX ACOES IBRX FI, AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF, BNP PARIBAS FUNDS BRAZIL EQUITY, BNPPF S-FUND EQUITY EMERGING MARKETS, BEST INVESTMENT CORPORATION, BNP PARIBAS FUNDS EMERGING EQUITY, EMERGENCE M, ITAÚ ARTAX LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ ARTAX ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO, FIDELITY ACTIVE STRATEGY SICAV, ITAÚ INFLAÇÃO MULTIESTRATÉGIA MULTIMERCADO FUNDO DE INVESTIMENTO, OKOWORLD ROCK N ROLL FONDS, ITAÚ INSTITUCIONAL INFLAÇÃO MULTIESTRATÉGIA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ SIRIUS FUNDO DE INVESTIMENTO EM AÇÕES, ITAÚ MASTER HUNTER LONG ONLY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES - RESPONSABILIDADE LIMITADA, ITAU MOMENTO ESG ACOES FUNDO DE INVESTIMENTO, SABADELL BOLSAS EMERGENTES FI, OKOWORLD KLIMA, OKOWORLD GROWING MARKETS 2.0

Represented by JOSE SILVA SOBRAL NETO:

EQUATORIAL PARTICIPAÇÕES E INVESTIMENTOS IV S.A.

Represented by Jose Donizetti de Oliveira:

The Bank Of New York Mellon

Shareholders attending the Extraordinary Shareholders' Meeting through the Remote Voting Form

Truxt Valor B Previdência FIFE, ATIT MASTER PREV FIFE FIA, ABERDEEN INTER SM COMP FD, A S OF AB INST COMM FUNDS, LLC, 444S FOUNDATION, ASCESE FUNDO DE INVESTIMENTO EM AÇÕES, DYNAMO BRASIL XV LP, DYNAMO COUGAR MASTER FIA, AEGON CUSTODY BV, GUARDIAN GLOBAL UTILITIES VIP FUND, COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION, ARROWSTREET EMERGING MARKET TRUST FUND, JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND, NORGES BANK, BEWAARSTICHTING NNIP I, GLOBAL X CLEAN WATER ETF, SSGA SPDR ETFS EUROPE I PLC, 4D EMERGING MARKETS INFRASTRUCTURE FUND, EWP PA FUND, LTD., AMERICAN HEART ASSOCIATION, INC., AP PENSION LIVSFORSIKRINGSAKTIESELSKAB, ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND, AXA IM ETF ICAV, AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX, BOSTON

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMMON INTERNATIONAL SUSTAINABLE CLIMATE FUND LLC, BOMBARDIER TRUST CANADA GLOBAL EQUITIES FUND, BRIDGEWATER BLUE PEAK FUND, LP, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, CAIXABANK OPORTUNIDAD, FI, CANADIAN PACIFIC RAILWAY COMPANY PENSION PLAN, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, COINVEST LTD, COMMONWEALTH SUPERANNUATION CORPORATION, FIRST TRUST LATIN AMERICA ALPHADEX FUND, GENERAL ORGANISATION FOR SOCIAL INSURANCE, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, ISHARES MSCI WATER MANAGEMENT MULTISECTOR ETF, KAPITALFORENINGEN SAMPENSION INVEST, GEM ENHANCED, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, WISDOMTREE EMERG MKTS QUALITY DIV GROWTH FUND, XTRACKERS (IE) PUBLIC LIMITED COMPANY, GENOA CAPITAL ARPA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, GENOA CAPITAL ARPA MASTER FUNDO DE INVESTIMENTO EM AÇÕES, ANDRA AP-FONDEN, APOSTLE PEOPLE AND PLANET DIVERSIFIED FUND, MERCER EMERGING MARKETS FUND, MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST, MORGAN STANLEY INSTITUTIONAL FUND, INC. DEVELOPING, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, SPAENGLER IQAM INVEST GMBH FOR SPAENGLER IQAM EQ EMER MKTS, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, SPP EMERGING MARKETS SRI, SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, THE ALLIANCE CAPITAL GROUP TRUST, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, THE CHURCH COMMISSIONERS FOR ENGLAND, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, THE WESTPAC WHOLESALE UNHEDGED INTERNATIONAL SHARE TRUST, STELLAR INSURANCE, LTD., SPDR SP EMERGING MARKETS ETF, SPP AKTIEINDEXFOND GLOBAL, STATE OF WYOMING, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, TJ-QUALIFIED, LLC, TORK LONG ONLY INSTITUCIONAL MASTER FIA, TORK LONG ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, THRIFT SAVINGS PLAN, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST, VOYA EMERGING MARKETS INDEX PORTFOLIO, AB FCP I, AB SUSTAINABLE GLOBAL THEMATIC FUND, INC., ABERDEEN LATIN AMERICAN EQUITY FUND, COMMONWEALTH EMERGING MARKETS FUND 2, GARD UNIT TRUST, NORDEA STABIL, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, JPMORGAN ETFS (IRELAND) ICAV, MACQUARIE MULTI-FACTOR FUND, MAINSTAY CANDRIAM EMERGING MARKETS EQUITY FUND, MALIKO INVESTMENTS LLC, AB SICAV I - SUSTAINABLE CLIMATE SOLUTIONS PORTFOL, ABERDEEN SELECT INTERNATIONAL EQUITY FUND, ABERDEEN STANDARD OEIC II - ASI EMERGING MARKETS INCOME E. F, 3G RADAR MASTER FIA, AB SICAV I - SUSTAINABLE ALL MARKET PORTFOLIO, AB SUSTAINABLE GLOBAL THEMATIC EQUITIES FUND, AB SUSTAINABLE INTERNATIONAL THEMATIC FUND, INC., A. D. BUS. TRUST AB INTERNATIONAL STRATEGIC EQUITIES SERIES, ABERDEEN INV

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD, ABRDN SICAV I - EMERGING MARKETS INCOME EQUITY FUN, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ACTIVE M INTERNATIONAL EQUITY FUND, ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM, ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND, ACADIAN COLLECTIVE INVESTMENT TRUST, ACCIDENT COMPENSATION CORPORATION, ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF, ADVISORS I.C.F III.NINETY.O.E.M.EQUITY FUND, ALASKA COMMON TRUST FUND, ALBERTA INVESTMENT MANAGEMENT CORPORATION, ALASKA PERMANENT FUND, ALLIANCEBERNSTEIN COLLECTIVE INVESTMENT TRUST SERIES, ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC- ALLIAN, ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT, AMERICAN FUNDS INS SERIES NEW WORLD FUND, AQUARIUS INTERNATIONAL FUND, AQR UCITS FUNDS, ARKANSAS TEACHER RETIREMENT SYSTEM, ARCA INVESTMENTS - GLOBAL EMERGING MARKETS EQUITY, ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO, ARROWSTREET CLARENDON TRUST FUND, ARERO - DER WELTFONDS -NACHHALTIG, ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES, ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF, ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND, ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, ARROWSTREET GLOBAL EQUITY FUND, ARROWSTREET US GROUP TRUST, ASCENSION ALPHA FUND, LLC, ATMOS INSTITUCIONAL BR FIA, AVADIS FUND, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, ATMOS MASTER PREV, ATMOS INSTITUCIONAL MASTER FIA, ATMOS MASTER FIA, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, BANK SINOPAC CO., LTD., IN ITS CAPACITY AS MASTER, BAYERNINVEST KAPITALVERWALTUNGSGESELLSCHAFT MBH FO, AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS, BAYERNINVEST KAPITALVERWALTUNGSGESELLSCHAFT MBH FO, AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, AWARE SUPER PTY LTD, BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), BLACKROCK GLOBAL INDEX FUNDS, BLACKROCK LIFE LIMITED, BLK MAGI FUND, BMO GLOBAL CLIMATE TRANSITION FUND, BRIDGEWATER PURE ALPHA STERLING FUND, LTD., BRIDGEWATER PURE ALPHA TRADING COMPANY LTD., BOSTON COMMON ESG IMPACT EMERGING MARKETS FUND, BERNSTEIN DEL BUS TRUST,EMERG.MKTS SER., BERNSTEIN FUND, INC. - INTERNATIONAL STRATEGIC EQUITIES PORT, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BNY MELLON SUSTAINABLE GLOBAL EMERGING MARKETS FUN, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK GLOBAL FUNDS, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, BRIDGEWATER PURE ALPHA FUND III, LTD., BRIDGEWATER PURE ALPHA EURO FUND, LTD., BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD., BRUNEI INVESTMENT AGENCY, BW-M PA 24, LTD., BW DMO FUND, LTD., CAIXABANK CRECIMIENTO, FI, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, BW PASPG, LTD., CANADA PENSION PLAN INVESTMENT BOARD, CAIXABANK EVOLUCION, FI, CALDWELL-LAZARD COREPLUS INFRASTRUCTURE FUND, CANDRIAM GLOBAL EMERGING MARKETS EQUITIES FUND

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

LP, CAPITAL GROUP NEW GEOGRAPHY EQUITY ETF, CAPITAL INTERNATIONAL FUND, CATHAY UNITED BANK, IN ITS CAPACITY AS MASTER COEIB FUND, CATERPILLAR INVESTMENT TRUST, CIBC EMERGING MARKETS INDEX FUND, CITY OF NEW YORK GROUP TRUST, CENTRAL PROVIDENT FUND BOARD, CIBC EMERGING MARKETS EQUITY INDEX ETF, CHUBB CORPORATION MASTER RETIREMENT TRUST, CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND, CHEVRON UK PENSION PLAN, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, COMMINGLED PENSION TRUST FUND (GL EMERGING MKT OPP) OF JPM, COMMONWEALTH OF MASSACHUSETTS EMPLOYEES DEFERRED COMP PLAN, COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA, CRESCENT WEALTH INTERNATIONAL PASSIVE EQUITIES FUN, COLONIAL FIRST STATE INVESTMENT FUND 50, COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND, CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND, DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES, DFC EMERGING MARKETS EQUITY FUND, DEUTSCHE INVEST I BRAZILIAN EQUITIES, DRIEHAUS EMERGING MARKETS FUND, L.P., DUKE POWER CO EMPLOYEE RETIREMENT PLAN, DWS INVEST LATIN AMERICAN EQUITIES, DWS LATIN AMERICA EQUITY FUND, DYNAMO BRASIL V LLC, DRIEHAUS EMERGING MARKETS GROWTH FUND, DWS EMERGING MARKETS EQUITY FUND AS SERIES OF DEUTSCHE DWS, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, DUNHAM EMERGING MARKETS STOCK FUND, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, DWS IMVESTMEMT GMBH FOR DEUTSCHE GPF, DWS INVESTMENT GMBH, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, DNB FUND - EMERGING MARKETS EQUITIES, DWS INVEST ESG GLOBAL EMERGING MARKETS EQUITIES, DYNAMO BRASIL III LLC, E-L FINANCIAL CORPORATION LIMITED, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, EMERGING MARKETS EQUITY SELECT ETF, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS COMPLETION FUND, L.P., EMERGING MARKETS EQUITY FOCUS PORTFOLIO, EMERGING MARKETS EQUITY INCOME FUND, EMERGING MARKETS EQUITY INDEX MASTER FUND, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, EURIZON EMERGING LEADERS ESG 50 - SETTEMBRE 2026, EURIZON EMERGING LEADERS ESG 50 - NOVEMBRE 2026, EUROPACIFIC GROWTH FUND, EURIZON CAPITAL SGR S.P.A, EUROPEAN CENTRAL BANK, EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII, EQ ADVISORS TRUST - EQ/MFS UTILITIES SERIES PORTFOLIO, EURIZON CAPITAL S.A., EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, FACTORY MUTUAL INSURANCE COMPANY, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, FIDELITY EMERGING MARKETS EQUITY MULTI-ASSET BASE FUND,

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

FIDELITY INVESTMET TRUST: FIDELITY EMERGING MARKETS DISCOVER, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, FIDELITY EMERGING MARKETS OPPORTUNITIES INSTITUTIO, FIDELITY INVEST TRUST: FIDELITY SERIES EMERG MARK OPPORT FUN, FIDELITY INVESTMENT TRUST: FIDELITY SERIES SUSTAIN, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET, FIRST TRUST BRAZIL ALPHADEX FUND, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, FIAM GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: FIAM, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, FUNDAMENTAL LOW V I E M EQUITY, FUTURE FUND BOARD OF GUARDIANS, FIRST TRUST EMERGING MARKETS HUMAN FLOURISHING ETF, FLEXSHARES MORNINGSTAR GLOBAL UPSTREAM RESOURCES INDEX FUND, FLEXSHARES STOXX GLOBAL BOND INFRASTRUCTURE INDEX FUND, FP RUSSEL INV ICVC - FP RUSSEL INV INT GROWTH ASSETS FUND, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, FRIENDS FIDUCIARY CORPORATION, GAM STAR FUND PLC, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, GENOA CAPITAL CRUISE BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, GENOA CAPITAL PULSE PREV C FIFE FIF MULT - RESP LIMITADA, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, GENESIS EMERGING MARKETS FUND LIMITED, GENOA CAPITAL VESTAS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, GENERAL CONF CORP OF SEVENTH DAY ADVENTIST, GENOA CAPITAL CRUISE PREV A FIFE MULTIMERCADO FUNDO DE INVESTIMENTO, GODFOND SVERIGE VARLDEN, GOVERNMENT EMPLOYEES SUPERANNUATION BOARD, GREATBANC COLLECTIVE INVESTMENT TRUST IV, GREAT-WEST EMERGING MARKETS EQUITY FUND, GUIDEMARK EMERGING MARKETS FUND, GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF, GOVERNMENT OF SINGAPORE, HAND COMPOSITE EMPLOYEE BENEFIT TRUST, HANDELSBANKEN EMERGING MARKETS INDEX, HANDELSBANKEN LATINAMERIKA TEMA, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, HANDELSBANKEN GLOBAL INDEX CRITERIA, HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND, HOSTPLUS POOLED SUPERANNUATION TRUST, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, IBM 401 (K) PLUS PLAN, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, INVESCO MSCI EMERGING MARKETS ESG CLIMATE PARIS AL, INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL, INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING, IPROFILE INTERNATIONAL EQUITY PRIVATE POOL, IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, ISHARES MSCI ACWI ETF, INFRAD MASTER FUNDO DE INVESTIMENTO EM ACOES, INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST, INTERNATIONAL MONETARY FUND, INVESCO S&P GLOBAL WATER INDEX ETF, INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL, INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL, INVESCO GLOBAL WATER ETF, INVESTERINGSFORENINGEN NORDEA INVEST STABIL BALANCERET KL, INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS, INVESTERINGSFORENINGEN SYD INVEST, IVESCO FTSE RAFI EMERGING MARKETS ETF, ILLINOIS MUNICIPAL RETIREMENT FUND, ISHARES CORE MSCI

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

EMERGING MARKETS ETF, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES PUBLIC LIMITED COMPANY, ISHARES S&P GLOBAL WATER INDEX FUND, ISHARES VI PUBLIC LIMITED COMPANY, IMCO EMERGING MARKETS PUBLIC EQUITY LP, INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN, ISHARES ENVIRONMENTAL INFRASTRUCTURE AND INDUSTRIA, ISHARES II PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRIC ETF, ITAU FUNDS - LATIN AMERICA EQUITY FUND, INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF, INVESTEC GLOBAL STRATEGY FUND, IVY EMERGING MARKETS EQUITY FUND, ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI EMERGING MARKETS ETF, ISHARES MSCI EMERGING MARKETS QUALITY FACTOR ETF, JNL EMERGING MARKETS INDEX FUND, JNL/AB SUSTAINABLE GLOBAL THEMATIC FUND, JNL MULTI-MANAGER EMERGING MARKETS EQUITY FUND, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK HEDGED EQUITY INCOME FUND, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, JOHN HANCOCK DIVERSIFIED REAL ASSETS FUND, JOHN HANCOCK FUNDS II MULTI-ASSET ABSOLUTE RETURN FUND, JOHN HANCOCK INFRASTRUCTURE FUND, JP MORGAN EMERGING MARKETS OPPORTUNITIES, JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, JPMORGAN FUNDS LATIN AMERICA EQUITY FUND, JPMORGAN ACTIVEBUILDERS EMERGING MARKETS EQUITY ETF, JPMORGAN SUSTAINABLE INFRASTRUCTURE ETF, JPMORGAN FUNDS, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, KAPITALFORENINGEN INVESTIN PRO, VELLIV EMERGING MA, KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND, KAPITALFORENINGEN LAEGERNES INVEST, KLI AKTIER GLO, LABORERS AND RETIREMENT BOARD EMPLOYEES ANNUITY BENEFIT, KBC ECO FUND, KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO, LEGAL & GENERAL CCF, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, LATTICE EMERGING MARKETS STRATEGY ETF, LAZARD/WILMINGTON EMERGING MARKETS EQUITY ADVANTAG, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, LEGAL GENERAL U. ETF P. LIMITED COMPANY, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, LEGAL & GENERAL ICAV, LEGAL GENERAL GLOBAL INFRASTRUCTURE INDEX FUND, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LF WALES PP GLOBAL OPPORTUNITIES EQUITY FUND, LGIASUPER TRUSTEE, LINUS LLC, LGPS CENTRAL EMERGING MARKETS EQUITY ACTIVE MULTI, LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST, MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, MAINSTAY MACKAY INTERNATIONAL OPPORTUNITIES FUND, MANUKA INVESTMENTS LLC, MATTHEWS ASIA ESG FUND, MATTHEWS EMERGING MARKETS EQUITY FUND, MCIC VERMONT (A RECIPROCAL RISK RETENTION

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

GROUP), MERCER GE INTERNATIONAL EQUITY FUND, MFS UTILITIES FUND, MFS VARIABLE INSURANCE TRUST MFS UTIL SERIES, MERCER EMERGING MARKETS EQUITY FUND, MERCER EMERGING MARKETS SHARES FUND, MERCER UCITS COMMON CONTRACTUAL FUND, MATTHEWS ASIA FUNDS - EMERGING MARKETS EX CHINA EQ, MFS DEVELOPMENT FUNDS, LLC, MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND, MICROBANK SI IMPACTO RENTA VARIABLE, FI, MBB PUBLIC MARKETS I LLC, MEDIOLANUM BEST BRANDS - MEDIONALUM INNOVATIVE THEMATIC OPPO, MISSOURI EDUCATION PENSION TRUST, MOBIUS LIFE LIMITED, MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL, MERCER QIF FUND PLC, MFS EMERGING MARKETS EQUITY RESEARCH FUND, MFS MERIDIAN FUNDS - EMERGING MARKETS EQUITY RESEA, MFS MERIDIAN FUNDS - GLOBAL LISTED INFRASTRUCTURE, MTR TRUST BK OF JPN, LTD, AS T OF JMP EMER MKT QUANT VL MO F, MORGAN STANLEY INVESTMENT FUNDS- DEVELOPING OPPORTUNITY FUND, MORGAN STANLEY INST FUND, INC, INTERNATIONAL OPP PORTFOLIO, MSCI ACWI EX-U.S. IMI INDEX FUND B2, MSCI EQUITY INDEX FUND B - BRAZIL, NATIONAL EMPLOYMENT SAVINGS TRUST, NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS, NEDGROUP INVESTMENTS FUNDS PLC, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NEUBERGER BERMAN EQUITY FUNDS - EMERGING MARKETS EQUITY FUND, MOTOR TRADES ASSOCIATION OF AUSTRALIA SUPERANNUATION F P L, MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND, NEUBERGER BERMAN TRUST COMPANY N.A. COLLECTIVE INVESTMENT TR, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, NEW WORLD FUND, INC., NEW YORK STATE COMMON RETIREMENT FUND, NEW ZEALAND SUPERANNUATION FUND, NORDEA 1 SICAV NORDEA 1 STABLE EMERGING MARKETS EQUITY FUND, NORDEA 1 SICAV - NORDEA 1 STABLE RETURN FUND, NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND, NORDEA 2, SICAV - EMERGING MKTS SUSTAINABLE ENHANCED EQ FUND, NORDEA EQUITY OPPORTUNITIES FUND, NORDEA GENERATIONSFOND 60-TAL, NEW AIRWAYS PENSION SCHEME, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, NINETY ONE FUNDS SERIES IV- EMERGING M. E. F., NFS LIMITED, NN PARAPLUFONDS 1 N.V, NORDEA 1 - ALPHA 10 MA FUND, NORDEA 1- ALPHA 15 MA FUND, NORDEA GENERATIONSFOND 70-TAL, NS PARTNERS GLOBAL EMERGING MARKETS EQUITY FUND, NORDEA 1 - ALPHA 7 MA FUND, NORDEA 1 SICAV - GBP DIVERSIFIED RETURN FUND, NORDEA 2 SICAV, OAKTREE (LUX.) FUNDS - OAKTREE EMERGING MARKETS EQUITY FUND, OAKTREE EMERGING MARKETS EQUITY HOLDINGS,L.P, NORDEA DEDICATED INV FD, SICAV-FIS-MA LIQ ALTERNATIVE II FD, NORDEA GENERATIONSFOND 80-TAL, NORDEA GENERATIONSFOND 90-TAL, NORTHERN TRUST INVESTIMENT FUNDS PLC, NEUBERGER BERMAN INVESTMENT FUNDS PLC, NEW YORK STATE NURSES ASSOCIATION P P, NGS SUPER, NS PARTNERS SUSTAINABLE GLOBAL EM FUND, NS PARTNERS TRUST, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST, NVIT EMERGING MARKETS FUND, NINETY ONE AUSTRALIA FUNDS - EMERGING MARKETS EQUITY FUND, NINETY ONE EMERGING MARKETS EQUITY FUND, NORDEA 2 - VAG OPTIMISED STABLE RETURN FUND, NORDEA DEDIC. INVEST. F., SICAV-FIS-MA LIQUID ALTER. I FUND, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, NORTHERN TRUST COLLECTIVE

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

EMERGING MARKETS INDEX FUND-LEND, NORTHERN TRUST UCITS FGR FUND, NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, OAKTREE EMERGING MARKETS EQUITY FUND, PACIFIC SELECT FUND, PARAMETRIC EMERGING MARKETS FUND, PARKER FOUNDATION, INC., PARAMETRIC TMEMC FUND, LP, PEOPLE S BANK OF CHINA, PEREGRINE GLOBAL FUNDS PCC LIMITED, PICTET - EMERGING MARKETS INDEX, PICTET GLOBAL SELECTION FUND - G. H. Y. U. EQUITY FUND, PICTET GLOBAL SELECTION F - GL UTILITIES EQ CURRENCY H FUND, PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN, POOL REINSURANCE COMPANY LIMITED, POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST, PRINCIPAL FUNDS, INC-INTERNATIONAL EMERGING MARKETS FUND, PRINCIPAL LIFE INSURANCE COMPANY, PRINCIPAL VARIABLE CONTRACTS FUNDS INC INT EMERG MAR ACCOUNT, PROVIDENCE HEALTH AND SERVICES AND SWEDISH HEALTH S M R T, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX, PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPP, PUBLIC SECTOR PENSION INVESTMENT BOARD, PRIVATE CLIENT EMERGING MARKETS PORTFOLIO, PROVIDENCE HEALTH SERVICES CASH BALANCE RETIREMENT PL TRUS, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, PHILADELPHIA GAS WORKS PENSION PLAN, PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER, PLEIADES TRUST, PRINCIPAL FUNDS INC. - ORIGIN EMERGING MARKETS FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, QUILTER INVESTORS EMERGING MARKETS EQUITY INCOME F, RARE EMERGING MARKETS FUND, RBC CANADIAN MASTER TRUST, RIZE UCITS ICAV, ROCHE U.S. RETIREMENT PLANS MASTER TRUST, RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND, RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND, RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL, RUSSEL INVESTMENTS GLOBAL EQUITY POOL, RUSSELL GLOBAL OPPORTUNITIES FUND, RUSSEL EMERGING MARKETS EQUITY POOL, RUSSEL OVERSEAS EQUITY POOL, RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F, RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F, RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND, RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD, RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND, RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL, RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND, RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND, RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S., RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T, RUTGERS, THE STATE UNIVERSITY, S. F. AG O. B. O. S. (CH) I. F. V. S. (CH) I. E. F. E. M. R, SALT RIVER PIMA-MARICOPA INDIAN C, SANFORD C.BERNSTEIN FUND, INC., SANTANDER SICAV, SAS TRUSTEE CORPORATION POOLED FUND, SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SCHRODER INTL SELECTION F - LATIN AMERICAN, SCHWAB EMERGING

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

MARKETS EQUITY ETF, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, SEI INST INVEST TR WORLD EQ EX-US FUND, SCHRODER INTERNATIONAL SELECTION FUND, SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND, SEI INSTITUTIONAL INVESTMENTS TRUST SWE EX-US FUND, SHELL TR (BERM) LTD AS TR O SHELL OV CON P F, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, SPDR S&P EMERGING MARKETS EX-CHINA ETF, SPP EMERGING MARKETS PLUS, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, STATE STREET IRELAND UNIT TRUST, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, SHELL FOUNDATION, SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, STATE OF CONNECTICUT ACTING T. ITS TREASURER, STATE OF IND PUBLIC EMPL RET FUND, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE NOMURA TRUST AND BANKING CO., LTD. RE: FIDELIT, STICHITING BLUE SKY ACT EQ EM MK GL FUND, STICHTING PENSIOENFDSVOOR DE WONINGCORPOR., STICHTING PENSIOENFONDS HOOGOVENS, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, STATE STREET ICAV, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, STICHTING SHELL PENSIOENFONDS, STOREBRAND SICAV, SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, SWISSCANTO (LU) EQUITY FUND, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), STRIVE EMERGING MARKETS EX-CHINA ETF, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, T ROWE PRICE INT FNDS T.ROWE PRICE L AMER FUN, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, STICHTING PGGM DEPOSITARY, STICHTING PHILIPS PENSIOENFONDS, STK LONG BIASED MASTER FUNDO DE INVESTIMENTO EM ACOES, TEXAS MUNICIPAL RETIREMENT SYSTEM, SWISSCANTO (LU), SWISSCANTO FONDSLEITUNG AG ON B. OF S. (CH) E. F. S. E. M., SYMMETRY PANORAMIC GLOBAL EQUITY FUND, TELUS PENSIONS MASTER TRUST, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE MASTER TRUST BK OF JPN, LTD. AS TO BNP PBE MOTHER FD, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, THE BARINGS E. M. U. FUND, SUB-FUND, THE BARINGS L. A. FUND, THE HARTFORD INTERNATIONAL VALUE FUND, THE INCUBATION FUND, LTD., THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD, THE MASTER TRUST BANK OF

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

JAPAN, LTD. AS T OF MUTB400021536, THE MASTER TRUST BANK OF JAPAN, LTD. AS TOS LATIN AEMF, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, TM BRUNEL PENSION PARTNERSHIP ACS - TM BRUNEL EMERGING MARKE, TORK PREV FUNDO DE INVESTIMENTO EM ACOES FIFE, TORK MASTER FIA, TRINITY COLLEGE CAMBRIDGE, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET AGGRESSI, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET CAUTIOUS, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET GROWTH, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE MONETARY AUTHORITY OF SINGAPORE, THE SAUDI SECOND INVESTMENT COMPANY, TT ENVIRONMENTAL SOLUTIONS FUND, A SUB FUND OF TT, UNITED CORPORATIONS LIMITED, UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS, USAA INTERNATIONAL FUND, UTAH STATE RETIREMENT SYSTEMS, UTILICO EMERGING MARKETS TRUST PLC, UNIV OF PITTSBURGH MEDICAL CENTER SYSTEM, UNIVERSITIES SUPERANNUATION SCHEME LTD, TJ-NONQUALIFIED, LLC, TORK MASTER FUNDO DE INVESTIMENTO EM ACOES III, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, TRANSAMERICA EMERGING MARKETS OPPORTUNITIES, TRIODOS SICAV I - TRIODOS FUTURE GENERATIONS FUND, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, UTIMCO SP II LLC, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, VANGUARD ESG INTERNATIONAL, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, VANGUARD EMERGING MARKETS SELECT STOCK FUND, VANGUARD EMERGING MARKETS SHARES INDEX FUND, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD INVESTMENT SERIES PLC, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER, VERIZON MASTER SAVINGS TRUST, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, VICTORIAN FUNDS MAN C A T F V E M T, VERDIPAPIRFONDET DNB GLOBAL EMERGING MARKETS INDEK, VONTOBEL FUND, VONTOBEL FUND - MTX EMERGING MARKETS LEADERS EX CH, VONTOBEL FUND II - MTX SUSTAINABLE EMERGING MARKET, VOYA VACS INDEX SERIES EM PORTFOLIO, VOYA VACS SERIES EME FUND, WCM FOCUSED EMERGING MARKETS FUND LP, WCM FOCUSED EMERGING MARKETS EX CHINA FUND, WELLINGTON TRUST COMPANY N.A., WELLS FARGO (LUX) WORLDWIDE FUND, WELL MAN FUNDS (LUXEMBOURG) - WELL GLOB RESEARCH EQUITY FUND, WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND, WELLINGTON COMPOUND GROWTH, L.P., WELLINGTON GLOBAL PERSPECTIVES FUND (CANADA), WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV, WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC, WELLS FARGO EMERGING MARKETS EQUITY INCOME FUND, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, WILMINGTON TRUST COLLECTIVE INVESTMENT TRUST - PIO, WASHINGTON STATE

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

INVESTMENT BOARD, WCM COLLECTIVE INVESTMENT TRUST, WCM FOCUSED EMERGING MARKETS FUND, WCM INVESTMENT MANAGEMENT, WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD, WORLD HEALTH ORGANIZATION, WS WALES PP EMERGING MARKETS EQUITY FUND, WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND, WM POOL - EQUITIES TRUST NO. 75, XTRACKERS, WYOMING RETIREMENT SYSTEM, WEST YORKSHIRE PENSION FUND, WM POOL - EQUITIES TRUST NO 74, WILMINGTON MULTI-MANAGER ALTERNATIVES FUND, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, DYNAMO BRASIL VIII LLC, DYNAMO BRASIL VI LLC, DYNAMO BRASIL IX LLC, TENAX INSTITUCIONAL ACOES MASTER FUNDO DE INVESTIMENTO EM ACOES, TENAX AÇÕES MASTER FUNDO DE INVESTIMENTO EM AÇÕES, TENAX MACRO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, DYNAMO BRASIL I LLC, INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, PRINCIPAL GLOBAL INVESTORS FUNDS, PLATO INSTITUTIONAL INDEX FUND, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET BALANCED, STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S, BOSTON COMMON CATHOLIC EMERGING MARKETS FUND, LLC, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG ON BEHA, EMERGING MARKETS INDEX NON-LENDABLE FUND, RUSSEL INVESTIMENT FUNDS NON.US. FUND, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING, ARROWSTREET CAPITAL COPLEY FUND LIMITED, POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS, NS PARTNERS EMERGING MARKETS EX CHINA EQUITY FUND, ABN AMRO FUNDS (LUX), SCOTIA PRIVATE EMERGING MARKETS POOL, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, EURIZON EMERGING LEADERS ESG 50 - LUGLIO 2026, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST, BMO GLOBAL INFRASTRUCTURE FUND, FI CE I PO LLC FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND, CORDIUS B, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, AMERICAN FUNDS INSURANCE SERIES INTERNAT FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, STICHTING PENSIOENFONDS PGB, KBC EQUITY FUND, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, THE EMERGING M.S. OF THE DFA I.T.CO., ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET DEFENSIV, LAZARD/WILMINGTON ACW EX-US DIVERSIFIED ADVANTAGE, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, STK LONG ONLY FIA, QSUPER, STANLIB FUNDS LIMITED, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, INTERNATIONAL OPPORTUNITY FUND I, EURIZON EMERGING LEADERS ESG 50 - GENNAIO 2027, FIDELITY SALEM

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

STREET T: FIDELITY TOTAL INTE INDEX FUND, NN (L), HANDELSBANKEN GLOBAL IMPACT, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, THREADNEEDLE INVESTMENT FUNDS ICVC - LATIN AMERICA, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, MANAGED PENSION FUNDS LIMITED, HANDELSBANKEN BRASILIEN TEMA, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, ISHARES MSCI BRAZIL ETF, PICTET - WATER, THRIFT SAVINGS PLAN, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, PICTET GLOBAL SELECTION FUND - GLOBAL UTILITIES EQUITY FUND, CUSTODY BANK OF J., LTD. AS T. F. D. C. HIGH-QUALIT G. E. F., DWS INVESTMENT GMBH RE DEAM-FONDS BBR 1, EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B, ISHARES IV PUBLIC LIMITED COMPANY, BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, APO CAPITAL LATAM FUND LLC, WCM FOCUSED INTERNATIONAL OPPORTUNITIES FUND, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, MATTHEWS ASIA FUNDS - EMERGING MARKETS EQUITY FUND, EATON VANCE MANAGEMENT, PICTET - GLOBAL MEGATREND SELECTION, FIDELITY SUMMER ST TRUST FIDELITY WATER SUSTAINABILITY FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, JOHN HANCOCK ESG INTERNATIONAL EQUITY FUND, AB FCP I - EMERGING MARKETS GROWTH PORTFOLIO, COLLEGE RETIREMENT EQUITIES FUND, DESJARDINS EMERGING MARKETS FUND, NATWEST TRUSTEE AND D. S. LTD AS T. OF ST. J. P. M. A. U. T., AVIVA LIFE PENSIONS UK LIMITED, CHALLENGE FUNDS - CHALLENGE INTERNATIONAL EQUITY FUND, BMO MSCI EMERGING MARKETS INDEX ETF, ARIZONA PSPRS TRUST, NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN, AVIVA INVESTORS, H.E.S.T. AUSTRALIA LIMITED, CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST, GLOBAL X CLEAN WATER UCITS ETF, TENAX TR MASTER FUNDO DE INVESTIMENTO EM AÇÕES, EQUITAS SELECTION INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE AÇÕES, TENAX TOTAL RETURN MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, Truxt Valor Master, EQUITAS MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES - RESP LIMITADA, Truxt Previdência, TENAX TOTAL RETURN PREVIDÊNCIA MASTER FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, EQUITAS PREV MASTER FUNDO DE INVESTIMENTO EM AÇÕES, EQUITAS HIGH CONVICTIONS FUNDO DE INVESTIMENTO EM AÇÕES, EQUITAS MASTER SELECTION FUNDO DE INVESTIMENTO FINANCEIRO DE AÇÕES, EQUITAS PREVIDENCIÁRIO XP MASTER FUNDO DE INVESTIMENTO EM AÇÕES, EQUITAS PREVIDÊNCIA FUNDO DE INVESTIMENTO MULTIMERCADO, TORK LONG ONLY ITAU PREV FIFE FIA, GENOA CAPITAL PULSE PREV A FIFE FIF MULT - RESP LIMITADA, GENOA CAPITAL CRUISE PREV C FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, GENOA CAPITAL RADAR MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, Truxt Long Short Master, Truxt Long Bias Master, Recovery Fundo de Investimento, Truxt Long Bias Master, Truxt Long Bias Previdência Master, Truxt Investiments Equity, Truxt Valor Master, Truxt Valor Previdência Master

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 15, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.